UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

                                        Doral Financial Corporation

(Name of Issuer)

                                                Common Stock, $0.01 par value

(Title of Class of Securities)

                                           25811P100

(CUSIP Number)

David E. King
Doral Holdings Delaware, LLC
c/o Irving Place Capital
277 Park Avenue
New York, New York 10172
(212) 551-4500

Copies to:
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
 New York, New York 10017
                                            (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                             August 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25811P100

1.	Names of Reporting Persons. Doral Holdings Delaware, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 25811P100

1.	Names of Reporting Persons. Doral Holdings, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Doral GP Ltd. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by (i) Doral Holdings Delaware, LLC (“Holdings LLC”), a Delaware limited liability company, (ii) Doral Holdings, L.P. (“Holdings LP”), a Cayman Islands limited partnership, and (iii) Doral GP Ltd. (“Holdings GP,” and together with Holdings LLC and Holdings LP, the “Filing Persons”), a Cayman Islands exempted company, with the Securities and Exchange Commission on July 19, 2007 and amended on April 21, 2010 (the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented as follows:

Item 4.    Purpose of Transaction

Item 4 hereof is hereby supplemented as follows:

On August 6, 2010, pursuant to the Cooperation Agreement, Holdings LLC and Holdings LP commenced dissolution and distributed the shares of Issuer Common Stock to the investors in Holdings LP.  Holdings LLC no longer has rights under the Securityholders Agreement and the registration rights provided under the Securityholders Agreement have been assigned to certain limited partners of Holdings LP.

Item 5.    Interest in Securities of the Issuer

Item 5 hereof is hereby amended as follows:

(a) As of August 6, 2010, Holdings LLC was the record and beneficial owner of 0 shares of Issuer Common Stock, representing approximately 0% of the outstanding shares of Issuer Common Stock.

(e) As of August 6, 2010, the Filing Persons ceased to be the beneficial owners of more than five percent of the Issuer Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Dated:  August 9, 2010

DORAL HOLDINGS DELAWARE, LLC

By: Doral Holdings L.P.
Its:  Managing Member

By: Doral GP Ltd.
Its:  General Partner

By: /s/ David E. King
Name: David E. King
Title:   Director

DORAL HOLDINGS L.P.

By: Doral GP Ltd.
Its:  General Partner

By: /s/ David E. King
Name: David E. King
Title:   Director

DORAL GP LTD.

By: /s/ David E. King
Name: David E. King
Title:   Director